FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc
Poll results of 2015 Annual General Meeting
24 April 2015

HSBC Holdings plc (the "Company") announces that at its Annual General Meeting ("AGM") held on 24 April 2015, all resolutions as set out in the Notice of AGM were passed on a poll.

Resolutions 1 to 6, 8 to 10 and 12 were passed as ordinary resolutions and resolutions 7, 11 and 13 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Total (% of Issued Share Capital)	Votes Withheld
1. To receive the Annual Report and Accounts 2014	9,340,160,307 (98.80)	113,682,546 (1.20)	9,453,842,853 (49.04)	41,294,402
2. To approve the Directors' Remuneration Report	6,720,428,674 (76.29)	2,088,530,798 (23.71)	8,808,959,472 (45.70)	677,821,869
3. (a) To elect Phillip Ameen as a Director	9,459,023,817 (99.90)	9,012,480 (0.10)	9,468,036,297 (49.12)	32,680,294
(b) To elect Heidi Miller as a Director	9,443,905,977 (99.75)	23,496,531 (0.25)	9,467,402,508 (49.11)	32,543,484
(c) To re-elect Kathleen Casey as a Director	9,458,891,803 (99.91)	8,547,866 (0.09)	9,467,439,669 (49.11)	32,438,260
(d) To re-elect Safra Catz as a Director	9,455,583,709 (99.88)	11,671,079 (0.12)	9,467,254,788 (49.11)	32,567,538
(e) To re-elect Laura Cha as a Director	9,303,056,308 (99.10)	84,065,631 (0.90)	9,387,121,939 (48.70)	111,291,419
(f) To re-elect Lord Evans of Weardale as a Director	9,455,524,737 (99.87)	11,874,993 (0.13)	9,467,399,730 (49.11)	32,622,299
(g) To re-elect Joachim Faber as a Director	9,452,953,492 (99.85)	14,364,873 (0.15)	9,467,318,365 (49.11)	32,561,965
(h) To re-elect Rona Fairhead as a Director	9,144,120,186 (96.59)	322,607,648 (3.41)	9,466,727,834 (49.11)	33,199,339
(i) To re-elect Douglas Flint as a Director	9,067,875,368 (95.90)	387,864,445 (4.10)	9,455,739,813 (49.05)	36,832,078
(j) To re-elect Stuart Gulliver as a Director	9,438,909,453 (99.69)	29,360,384 (0.31)	9,468,269,837 (49.12)	31,483,615
(k) To re-elect Sam Laidlaw as a Director	8,317,803,050 (87.86)	1,149,583,204 (12.14)	9,467,386,254 (49.11)	32,573,081
(l) To re-elect John Lipsky as a Director	8,335,050,210 (88.04)	1,132,173,688 (11.96)	9,467,223,898 (49.11)	32,614,861
(m) To re-elect Rachel Lomax as a Director	9,458,328,102 (99.90)	9,132,745 (0.10)	9,467,460,847 (49.11)	32,443,782
(n) To re-elect Iain Mackay as a Director	9,436,045,734 (99.67)	31,438,641 (0.33)	9,467,484,375 (49.11)	32,469,588
(o) To re-elect Marc Moses as a Director	9,442,355,344 (99.73)	25,127,084 (0.27)	9,467,482,428 (49.11)	32,464,337
(p) To re-elect Sir Simon Robertson as a Director	8,191,676,916 (87.13)	1,209,918,157 (12.87)	9,401,595,073 (48.77)	97,700,820
(q) To re-elect Jonathan Symonds as a Director	9,451,337,959 (99.83)	16,111,584 (0.17)	9,467,449,543 (49.11)	32,484,172
4. To appoint PricewaterhouseCoopers LLP as auditor of the Company	9,443,723,129 (99.73)	25,734,330 (0.27)	9,469,457,459 (49.12)	30,213,375
5. To authorise the Group Audit Committee to determine the remuneration of the auditor	9,454,699,721 (99.85)	14,212,868 (0.15)	9,468,912,589 (49.12)	30,815,356
6. To authorise the Directors to allot shares	8,747,667,960 (92.46)	713,487,303 (7.54)	9,461,155,263 (49.08)	38,420,820
7. To disapply pre-emption rights	8,729,514,669 (92.32)	726,423,494 (7.68)	9,455,938,163 (49.05)	43,771,078
8. To authorise the Directors to allot any repurchased shares	9,154,217,028 (96.74)	308,482,870 (3.26)	9,462,699,898 (49.09)	34,698,581
9. To authorise the Company to purchase its own ordinary shares	9,348,078,869 (99.49)	47,795,315 (0.51)	9,395,874,184 (48.74)	102,258,468
10. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,149,392,011 (96.80)	302,391,205 (3.20)	9,451,783,216 (49.03)	45,584,992
11. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	8,570,088,097 (90.69)	879,490,094 (9.31)	9,449,578,191 (49.02)	45,737,225
12. To extend the final date on which options may be granted under UK Sharesave	9,373,459,127 (99.02)	92,544,476 (0.98)	9,466,003,603 (49.11)	33,019,920
13. To approve general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice	8,386,696,695 (88.59)	1,080,639,157 (11.41)	9,467,335,852 (49.11)	31,742,417

As at 12.01am (London time) on Thursday 23 April 2015, the total number of ordinary shares of US$0.50 each eligible to be voted at the AGM was 19,276,984,434. There was no share entitling the holder to attend and abstain from voting in favour of any of the resolution as set out in Rule 13.40 of the Hong Kong Listing Rules. No shareholder was required under the Hong Kong Listing Rules to abstain from voting. A 'vote withheld' is not a vote in law and has not been counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

The Board of Directors notes that resolution 2 relating to the approval of the 2014 Directors' Remuneration Report, received a vote of 76.29% in favour. As set out in the Directors' Remuneration Report, further significant regulatory changes to executive remuneration are expected from the UK's Prudential Regulatory Authority and the Financial Conduct Authority, as well as from the European Banking Authority during 2015. Once these changes are finalised, the Group Remuneration Committee will consider their effect on the current remuneration policy and will consult with shareholders to understand the reasons behind today's vote result and on any changes to be made to our remuneration policy for 2016.

Computershare Investor Services PLC acted as scrutineer of the poll on all resolutions.

Copies of the special business resolutions passed at the AGM have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.hemscott.com/nsm.do

From the conclusion of the AGM, the following changes became effective:

Sir Simon Robertson stepped down as Senior Independent Director but will continue as Deputy Chairman. Sir Simon will also step down as chairman of the Group Remuneration Committee, chairman of the Nomination Committee and as a member of the Financial System Vulnerabilities Committee.

Rachel Lomax will become Senior Independent Director. She will also become a member of the Nomination Committee.

Sam Laidlaw will become chairman of the Group Remuneration Committee and chairman of the Nomination Committee.

As at the date of this announcement, the following are Directors of the Company: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 24 April 2015